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Matt Corman Collective

Invest In Matt Corman's Newest Album For Annual Royalties

$0.00

Raised Of $25,000.00 G



DAYS **0**   HOURS **0**   M

| **ROYALTIES** | C |
| SECURITY TYPE | TYP |

★ **WATCH NOW**

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Meet Matt Corman!



Matt Corman
Music Artist

🐦   f
📷

Matt Corman has gained a cult like following
through his brand and music. His contagious
personality alongside with his ever growing
catalogue amassing over 20 million streams and
counting, has made himself a household name in
the independent hip hop scene.

Toured With



   **FETTY** *Wap*   SAMMY ADAMS   Cam Meekins



8M+ Spotify   20M+ All Platforms

My Music:

Top tracks for Matt Corman

⏮   ⏭

1	Word to the Wise	3:12
2	Need Your Lane	2:43
3	Broken Screens	3:42
4	Why I'm Here	2:49
5	Put Em in They Place	2:16
6	I Don't Got Time	2:44
7	Going Away	2:53
8	Need a Rolly	2:45

Term Sheet:

Class B Units (what you are buying):

\- -

Distributions:

1. Prior to any net profits, Equity owners recoup 100% of their initial capital contributions pro rata.

2. Net profits will be shared between Artist, Investors, and Bumper Collective 50%/40%/ 10% respectively.

Fundraising Description

\- -

The Project:	8 Songs Minimum
Security Type:	Royalties
Raise Goal:	$25,000- $1,070,000

Duration of Royalty:	Terminates 3 years after completed Project release date

Price Per Unit: $1.00

Minimum Investment: $50.00

Disclosure:

Use of Funds





Marketing	Recording	Legal & Misc.
60%	32%	8%

Recording	**Marketing**	**Legal & Misc.**
Studio	Distribution	LLC
Mixing	S.M. Influencer	Payout
Mastering	Campaign	Distribution
Collaborations	Digital PR	Reg CF
Production	Targeted	Documents
	Marketing Ads	Accounting
	Radio Promotion	
	Playlist	
	Sync & Licensing	

The artist will have broad discretion in using these proceeds.

 

Lil Nas X and Arizona Zervas... What Do These Artists Have In Common?

They both went viral on TikTok and Triller. Hundreds of thousands of users have danced and created videos to "Old Town Road" - Lil Nas and "ROXANNE" - Arizona Zervas. Each record has accumulated over 1 billion streams. Most importantly, they did it all while being independent.

So What?

A core part of our marketing plan is utilizing a similar social media marketing campaign. It starts with creating great music that fits these platforms. From there, we plan on working with TikTok and Triller creators to share our music amongst their fans. Let's share the fun, the music, the money.

Timeline:



Investor FAQ:

How do you determine the total royalty percentage listed in the offering?

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the music album. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation.

Why does the duration of my investment only last 3 years?

Typically, most music projects' streaming and download royalties are strongest in the first few years, but taper down to a lower steady state. Financial and accounting fees are fixed and overtime will materially hurt the investment. We feel this term length balances investors' upside and minimizes total fixed costs.

What am I actually investing in?

You are investing in the mastering, mechanical, sync, and licensing royalty rights of the Project.

How does the Project make money? ∧

Digital service providers such as Spotify, Apple Music, YouTube, etc. pay the royalty rights holders $3-$7 per 1000 plays. Licensees may also pay a one-time fee to the royalty rights holders for the right to use the project's recordings in an entity such as a movie, video game, or commercial. As an investor, you are getting a portion of these royalties based on your ownership stake pro-rata.

When/ how do I get paid? ∧

If the Project is successful, you will receive an annual royalty payout starting a year after the completed Project release date. You will hold these royalty rights for 3 years. This distribution will be sent directly to the bank account registered with Bumper Collective.

Can I Invest As An International Citizen?

Yes, anyone over 18 can invest on the Bumper Collective platform. If you do not have an International Tax Identification Number ("TIN" or "ITIN"), you will be purchasing a Promissory Note. The U.S. tax laws are set up where the Company is unable to give tax return documents or distribute funds to LLC members that do not have TINs. By investing in a Promissory Note, U.S. tax laws allow us to distribute funds to you regardless if you obtain a TIN. The catch is your investment is capped at an 8% simple interest rate per annum until you obtain a TIN. However, upon obtaining a TIN and notifying us, the Promissory

Note will convert into the
equivalent Class B Units and any
payments owed to you will be
equivalent as if you had
invested in Class B Units
originally.

Please see terms of Promissory
Note here. Please see all
documents filed for the
Promissory Note here.
Additionally, Investors from
outside of the US should check
their local laws for any
restrictions before subscribing
to any offering posted on
Bumper Collective.

Ask A Question:

More Information:

Click here to view our business deck.

Click here to view our Form C (compliance documents) on the EDGAR website.

Click here to view our approved bad actor check report.

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Video Text

"Hey guys, It's Matt Corman. Exciting News. You now have the opportunity to invest in my next album. That means when the album makes money, you make money. Join my team today exclusively on Bumper Collective. Let's go."

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